News Release
B2Gold Reports Record Third Quarter 2012 Financial Results

Vancouver, November 14, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) reports its results from its operations for the third quarter ended September 30, 2012. All dollar figures are in United States dollars unless otherwise indicated.

2012 Third Quarter Highlights

Record gold production of 42,156 ounces, ahead of budgeted guidance of 39,517 ounces of gold
Adjusted net earnings (1) of $19.6 million ($0.05 per share)
Consolidated operating cash cost of $571 per ounce of gold, lower than budget of $574 per ounce of gold
Cash flow from operations of $28.4 million ($0.07 per share) before changes in non-cash working capital
Record gold revenue of $67.1 million
Record gold sales of 39,668 ounces
Cash and cash equivalents of $73.2 million at quarter end
Update on Proposed B2Gold and CGA Mining Limited (“CGA”) Merger
Mining permit and road construction permit received for the Jabali Central deposit on La Libertad property in Nicaragua

2012 Year to Date Highlights

Record gold production of 113,561 ounces
Adjusted net earnings (1) of $61.5 million ($0.16 per share)
Cash flow from operations of $83.3 million ($0.22 per share) before changes in non-cash working capital (13% increase compared to 2011)
Record gold revenue of $188.3 million
Consolidated operating cash cost of $580 per ounce of gold
Full year gold production and operating cash cost per ounce guidance maintained

Financial Results

B2Gold reported adjusted net earnings (1) for the quarter, of $19.6 million ($0.05 per share) compared to $18.3 million ($0.05 per share) in the same period of 2011.

Cash flow from operating activities for the third quarter of 2012 was $28.4 million ($0.07 per share), compared to $27.8 million ($0.07 per share) in the second quarter of 2012 and $20.0 million ($0.06 per share) in the third quarter of 2011. The Company remains debt-free and in a strong financial position with $73.2 million in cash as at September 30, 2012.

For the third quarter of 2012, the Company generated (GAAP) net income of $14.5 million ($0.04 per share) compared to $9.0 million ($0.03 per share) in the equivalent period of 2011.

(1)	Adjusted net income is a non-GAAP measure which excludes foreign exchange gains (losses) and non-cash items consisting of deferred income tax expense and share-based payments expense.

Gold Revenue

Gold revenue for the third quarter of 2012 increased to a record $67.1 million on sales of 39,668 ounces at an average price of $1,691 per ounce (the average quarter spot price was $1,652 per ounce) compared to $50.5 million on sales of 29,672 ounces at an average price of $1,701 per ounce in the 2011 third quarter. Gold revenue increased by approximately 33% compared to the corresponding quarter in 2011, mainly due to higher gold ounces sold.

In the third quarter, La Libertad Mine accounted for $44.9 million of gold revenue from the sale of 26,463 ounces while $22.2 million was contributed by the Limon Mine from the sale of 13,205 ounces.

Operations

The Company achieved record gold production and revenue in the third quarter of 2012 and year-to-date. Consolidated gold production was 42,156 ounces, 23% above the third quarter of 2011 and ahead of budgeted guidance of 39,517 ounces. Operating cash costs were $571 per ounce of gold slightly better than budget of $574 per ounce.

The Company is forecasting another record year for gold production in 2012. The excellent operating performance at both La Libertad and Limon Mines has resulted in the Company increasing the lower end of its budgeted production guidance from 150,000 to 155,000 ounces of gold while maintaining the upper end of 160,000 ounces of gold and a cash operating cost of approximately $590 to $625 per ounce. As previously announced, gold production is expected to increase each successive quarter of 2012.

Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. Consequently, the Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 in 2014.

Subject to the closing of the recently announced Transaction with CGA Mining Limited (“CGA”) (see below for details), the Company is expecting production to increase to 385,000 ounces of gold in 2013 and 400,000 ounces in 2014.

Cash from mining operations (2) for the nine months to September 30, 2012 was $115.1 million, exceeding the 2012 nine months guidance by $5.9 million and is anticipated to continue to improve (at current market prices) in the fourth quarter as production increases. It is expected that cash from mining operations for 2012 will exceed original projections of approximately $140 million (using a $1,550 per ounce gold price).

(2)	Cash from mining operations is a non GAAP measure and consists of gold revenue less production costs less royalties and production taxes.

La Libertad Mine, Nicaragua (B2Gold 100%)

La Libertad open pit Mine continued its strong performance, finishing the quarter with record monthly gold production in September of 11,217 ounces. Third quarter gold production was also a record of 29,441 ounces produced at an operating cash cost of $513 per ounce and a total cash cost of $547 per ounce. This compares to the budget of 27,347 ounces of gold at an operating cash cost of $510 per ounce.

La Libertad Mine operating cash costs were slightly higher than budget mainly due to higher mining costs (contractor, blasting, fuel), crushing and grinding costs, and higher process plant consumable use and cost (power, reagents).

Gold production in the third quarter was higher than budget mainly due to higher than budgeted gold grade (1.91 g/t gold compared to budget of 1.88 g/t gold), higher through put of 517,656 tonnes compared to budget of 501,953 tonnes and higher gold recovery of 92.3% versus the budget of 90.4%. Gold recovery continues to outperform budget as the Company optimizes its plant processes. The mill throughput rate in the third quarter averaged 5,627 tonnes per day, another new quarterly record and 3% better than the budget for the period of 5,456 tonnes per day.

During the nine months of 2012, the Libertad Mine generated gold revenue of $129 million from the sale of 77,671 ounces at an average price of $1,661 per ounce, compared to $107.7 million from the sale of 71,011 ounces at an average price of $1,517 per ounce in the same period of 2011. Total gold production was 78,822 ounces at an operating cash cost of $506 per ounce of gold compared to budget of 74,731 ounces at $554 per ounce. Higher than year-to-date budgeted production was mainly due to higher mill throughput, gold recovery and mill head grade. Operating costs have been favourable to budget due to increased gold and silver production, better recovery, and a lower strip ratio than budgeted.

Gold production from Libertad is expected to increase quarter over quarter in 2012 as higher grade ore from the new Santa Maria pit enters the mine plan as well as resuming production of higher grade ore from Jabali in the fourth quarter.

La Libertad Mine is now forecast to produce approximately 105,000 to 110,000 ounces of gold in 2012, at an operating cash cost of approximately $550 to $575 per ounce. Cash from mine operations at La Libertad Mine is projected to exceed the original budgeted guidance of approximately $100 million (at $1,550 per ounce gold price).

The Company has budgeted capital costs at La Libertad in 2012 totaling approximately $27.7 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit and to access future ore by enlarging existing pits and completing a tailings pond expansion.

The Company recently announced that it has received the mining permit (subject to certain conditions), for the Jabali Central deposit on the Libertad property. The Company is also pleased to announce that it has received the final mining haul road construction permit. Improvements to the main road access to town have now been completed and construction of the private haul road has recently commenced. Mine infrastructure development will also commence shortly.

The 2012 budget for the development of the Jabali deposit is approximately $21 million. This budget is funding the construction of the private haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs. The Company plans to commence the shipping of Jabali ore to the Libertad mill in the first quarter of 2013. Jabali costs to September 30, 2012 are $8.5 million and will likely end the year approximately $10 million under budget. The main reason for the under spend is a delay to the start of construction of the private haul road which recently commenced. These costs should be incurred in the first quarter and shipments of Jabali ore will not be impacted as the existing road can be used if needed. Annual gold production at La Libertad is projected to increase to 135,000 ounces in 2013 and will increase to 150,000 ounces in 2014.

At Jabali, exploration is ongoing to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

An additional $1.3 million of drilling has been budgeted in 2012 to upgrade the high grade resources at Jabali Antenna and for additional drilling of the San Juan deposit. Exploration drilling is also ongoing to further explore the 20 kilometre long Libertad gold belt. Further drill results will be released during the year.

Limon Mine, Nicaragua (B2Gold 95%)

The Limon open pit and underground Mine had an excellent quarter, achieving its highest quarterly output since B2Gold acquired the mine in 2009. The Limon Mine produced 12,715 ounces of gold at an operating cash cost of $704 per ounce and a total cash cost of $804 per ounce from 97,385 tonnes of ore milled at an average grade of 4.47 g/t at a processed gold recovery of 91.0%, compared to budget of 12,170 ounces at an operating cash cost of $717 per ounce. Production costs and output are now tracking budget due to improved grade primarily from the underground operation. Similarly to the Libertad mine, Limon production is budgeted to increase in subsequent quarters in 2012.

For the nine months ended September 30, 2012, the Limon Mine generated gold revenue of $59.3 million from the sale of 35,710 ounces at an average price of $1,659 per ounce. Operating cash cost per ounce was $747 per ounce compared to budget of $742 per ounce. Gold production was 34,739 ounces compared to budget of 34,749 ounces.

The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012 at an operating cash cost of approximately $700 to $725 per ounce of gold. Cash from mine operations at Limon is projected to exceed the original budgeted guidance of approximately $40 million (at $1,550 per ounce gold price).

The Company is undertaking capital expenditures at the Limon Mine in 2012 expected to total approximately $21.3 million. The majority of this capital expenditure is funding a major underground mine development program and capacity expansion of the tailings pond. The underground development work is accessing deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

Successful exploration continues on the Limon property with two drill rigs exploring both near surface and underground targets with the goal of increasing the current five year mine life and testing higher grade targets.

The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

Update on Proposed B2Gold and CGA Merger

B2Gold and CGA recently announced that they have entered into a definitive Merger Implementation Agreement (see news release dated September 19, 2012) to combine the two companies. The transaction was valued at approximately C$1.1 billion on the transaction date.

The transaction will be implemented by way of a Scheme of Arrangement under the Australian

Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the issued common shares of the combined company. The transaction is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions.

The combination of B2Gold and CGA will result in a merged entity operating the Masbate gold mine in the Philippines, in addition to B2Gold’s existing Limon and La Libertad gold mines in Nicaragua.

B2Gold is well positioned to operate and progress further development at Masbate given its strong funding capacity and a management team with significant exploration, mine development and operating experience.

With the addition of the Masbate Mine by way of the transaction, B2Gold expects to produce approximately 385,000 ounces of gold in 2013 and approximately 400,000 ounces of gold in 2014.

A meeting of CGA shareholders to consider the Scheme and a meeting of B2Gold shareholders approving the issuance of B2Gold shares that will be issued in connection with the Scheme, will each be held the third week in December. Closing date is projected to be on or prior to January 31, 2013.

Health, Safety, Environmental and Corporate Social Responsibility

B2Gold continues its support for Nicaragua Community Programs and Initiatives in its operating communities and other locations. In the third quarter B2Gold received a National Award for Corporate Social Responsibility in the category of Sustainability and Environmental Initiatives from the group UNIRSE.

At El Limon in the third quarter, B2Gold continued to support development of small business opportunities with the PYMES program and improvement of community roads. The community dialogue tables continue to serve as an effective forum for communications. Donations included an ambulance for community support, a need that was identified and prioritized at the community forum. New initiatives include a preschool planned for El Limon, to serve some 200 students.

Development Projects

Otjikoto Property, Namibia

(B2Gold 92% / EVI Gold 8%)

Exploration, feasibility and development expenditures for Otjikoto were $15 million for the first nine months of 2012 compared to the full year’s budget of $43.5 million. Although the timing of payments has lagged the original budget, the project remains on schedule. The feasibility study is anticipated to be completed in the fourth quarter. The Company recently received approval of the Environmental Impact Assessment from the Government of Namibia and expects to receive the final mining license from the Government by the end of 2012. Mine construction will commence in the first quarter of 2013. Site preparation has already commenced as bush clearing is currently underway. Orders for equipment with a long lead time will be placed shortly and well within the time frame required for full scale production in January 2015. It is likely, however, that expenditures will be less than budget for 2012 and approximately $10 million will be deferred to the first quarter of 2013.

The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx Gold Corp. in September 2011.

B2Gold Namibia's experienced staff is well placed to advance development at the Otjikoto gold project given B2Gold's existing cash position, cash from operations and strong financing capability and a management team with significant mine development and operating experience.

Feasibility and exploration drilling is underway on the Otjikoto project which includes 16,150 metres of feasibility study drilling and a further 2,500 metres of exploration drilling to explore beyond the current resource at the Otjikoto project. Regional exploration work will also be conducted on the surrounding area.

Gramalote Property, Colombia

(B2Gold 49% / AngloGold Ashanti Limited (“AngloGold”) 51%)

The Gramalote project, located 80 kilometres northeast of Medellin in Central Colombia, had a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), recently increased to $54 million. The amended budget runs to the end of November 2012 and an interim budget for the period from December 2012 to February 2013 is currently being discussed. The recent increase to the current year’s budget is for additional land acquisitions, community and social obligations, and the engineering and test programs associated with potential upside project economics. Each joint venture partner will fund their share of expenditures pro rata. Due to the additional time required to evaluate the potential project scale and economics, the prefeasibility study is now scheduled to be completed in the first quarter of 2013 and a final feasibility study completed in early 2014.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine (subject to completion of a feasibility study and financing).

Exploration

In addition to the exploration programs mentioned above, the Company is undertaking further exploration programs on the Trebol and El Pavon properties, the Radius Gold joint venture property and the Calibre Mining joint venture property in Nicaragua and the Cebollati property in Uruguay.

In total, B2Gold's combined 2012 exploration budgets is approximately $36.1 million used to fund approximately 69,000 metres of drilling. Further exploration results will be released as they become available.

BNY Mellon Appointed as Depositary Bank for the Company’s Namibian Depositary Receipt (“NDR”) Program on the Namibian Stock Exchange (“NSX”)

B2Gold is pleased to announce that it has appointed BNY Mellon, the global leader in investment management and investment services, as the depositary bank for its NDR program on the NSX. The program is the first ever NDR listing and the NSX becomes only the second stock exchange in Africa to list depositary receipts. B2Gold’s common shares are listed on the TSX under the symbol “BTO”. Each B2Gold depositary receipt represents 1 ordinary common share and trades on the NSX under the symbol “B2G".

Outlook

In conclusion, given our proven technical team, strong operational and financial performance, financing capability and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 700,000 ounces per year, subject to the closing of the transaction with CGA and assuming development of the Otjikoto and Gramalote Projects. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs as well as optimize production at current operations. The Company will be providing updated 2013 guidance in December once detailed budgets have been approved by the Board.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the first quarter results on Wednesday, November 14, 2012 at 11:00 am PST / 2:00 pm EST. You may access the call by dialing the operator at 416-340-2217 or toll free 866-696-5910 (pass code: 5553757) prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 2560484). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011

Gold revenue	$67,065	$50,459	$188,268	$158,458

Cost of sales

Production costs	(23,911)	(15,350)	(66,998)	(54,078)
Depreciation and depletion	(8,255)	(5,720)	(22,309)	(18,249)
Royalties and production taxes (Note 9)	(2,256)	(3,126)	(6,137)	(8,746)
Other	-	(692)	-	(692)

Total cost of sales	(34,422)	(24,888)	(95,444)	(81,765)

Gross profit	32,643	25,571	92,824	76,693

General and administrative	(4,013)	(3,358)	(13,092)	(12,616)
Share-based payments (Note 7)	(2,951)	(4,013)	(13,754)	(5,245)
Accretion of mine restoration provisions	(441)	(332)	(1,334)	(886)
Foreign exchange gains (losses)	(396)	(2,031)	148	(865)
Other	(1,073)	(455)	(2,790)	216

Operating income	23,769	15,382	62,002	57,297

Community relations	(1,070)	(619)	(3,229)	(1,759)
Interest and financing costs	(65)	(61)	(130)	(543)
Other	(355)	(1,061)	(62)	(651)

Income before withholding and other taxes	22,279	13,641	58,581	54,344

Current income and withholding taxes (Note 9)	(6,050)	(1,393)	(10,727)	(3,272)
Deferred income tax	(1,753)	(3,212)	(6,895)	(15,609)

Net income for the period	$14,476	$9,036	$40,959	$35,463

Attributable to:
Shareholders of the Company	$14,476	$9,036	$40,959	$35,463
Non-controlling interests	-	-	-	-

Net income for the period	$14,476	$9,036	$40,959	$35,463

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.03	$0.11	$0.11
Diluted	$0.04	$0.03	$0.10	$0.10

Weighted average number of common shares outstanding (in thousands)
Basic	387,095	339,541	383,057	336,347
Diluted	394,355	346,267	390,387	342,161

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011

Operating activities

Net income for the period	$14,476	$9,036	$40,959	$35,463
Mine restoration provisions settled	(337)	(265)	(3,230)	(796)
Non-cash charges (credits)
Depreciation and depletion	8,255	5,720	22,309	18,249
Share-based payments	2,951	4,013	13,754	5,245
Deferred income tax expense	1,753	3,212	6,895	15,609
Accretion of mine restoration provisions	441	332	1,334	886
Unrealized derivative (gains) losses	108	-	(218)	-
Income tax expense on expired warrants	-	(2,182)	-	(2,182)
Amortization of deferred financing costs	-	-	-	358
Other	771	105	1,472	737

Cash provided by operating activities before changes in non-cash working capital	28,418	19,971	83,275	73,569

Changes in non-cash working capital	773	(2,345)	(12,316)	(5,248)

Cash provided by operating activities after changes in non-cash working capital	29,191	17,626	70,959	68,321

Financing activities
Common shares issued for cash (Note 7)	177	2,257	7,390	7,242
Interest & commitment fees paid	(65)	(61)	(129)	(235)
Repayment of related party loans	-	(21)	(9)	(21)

Cash provided by financing activities	112	2,175	7,252	6,986

Investing activities
Libertad Mine, development & sustaining capital	(5,525)	(5,160)	(22,890)	(23,033)
Libertad Mine, Jabali development	(3,894)	(4,476)	(8,547)	(4,476)
Limon Mine, development & sustaining capital	(5,449)	(4,507)	(16,891)	(15,919)
Purchase of long-term investment (Note 6)	-	-	(5,068)	-
Libertad, exploration	(819)	(3,489)	(5,493)	(7,537)
Limon, exploration	(1,046)	(1,001)	(3,484)	(2,603)
Gramalote, exploration and development	(10,043)	(4,079)	(18,887)	(10,280)
Otjikoto, exploration and development	(2,731)	-	(14,974)	-
Calibre, exploration	(1,532)	(182)	(3,678)	(879)
Mocoa, exploration	(1,224)	(30)	(2,859)	(203)
Tebol & Pavon, exploration	(618)	(475)	(2,146)	(1,914)
Cebollati, exploration	(420)	(1,413)	(1,616)	(3,653)
Other	(183)	(281)	(813)	(1,250)

Cash used by investing activities	(33,484)	(25,093)	(107,346)	(71,747)

Increase (decrease) in cash and cash equivalents	(4,181)	(5,292)	(29,135)	3,560

Cash and cash equivalents, beginning of period	77,338	78,864	102,292	70,012

Cash and cash equivalents, end of period	$73,157	$73,572	$73,157	$73,572

Supplementary cash flow information (Note 10)

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	September 30,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$73,157	$102,292
Accounts receivable and prepaids	8,619	6,372
Value-added and other tax receivables	18,288	14,149
Inventories (Note 4)	32,529	26,695
Unrealised fair value of derivative assets	218	-
	132,811	149,508
Mining interests (Note 5 and Note 14 - Schedules)	503,101	412,537
Investment (carried at quoted market value) (Note 6)	3,441	-
Other assets	1,334	996
	$640,687	$563,041

Liabilities
Current
Accounts payable and accrued liabilities	$17,427	$22,610
Current taxes payable	7,189	6,254
Current portion of mine restoration provisions	1,237	1,376
Related party loans	72	81
	25,925	30,321
Mine restoration provisions	24,350	26,731
Deferred income taxes	33,533	26,638
Employee benefits accrual	4,876	4,017
	88,684	87,707
Equity
Shareholders’ equity
Share capital (Note 7)
Issued: 392,744,807 common shares (Dec 31, 2011 – 382,494,656)	466,745	435,048

Contributed surplus	32,254	22,712
Accumulated other comprehensive income	(5,398)	-
Retained earnings	54,590	13,631
	548,191	471,391
Non-controlling interests	3,812	3,943
	552,003	475,334
	$640,687	$563,041

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars) (Unaudited)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

	$435,048	$22,712	$13,631	$-	$3,943	$475,334
Balance at December 31, 2011

January 1, 2012 to September 30, 2012:
Net income for the period	-	-	40,959	-	-	40,959
Cumulative translation adjustment	-	-	-	(3,771)	(131)	(3,902)
Unrealized loss on investment	-	-	-	(1,627)	-	(1,627)
Shares issued for cash:
Exercise of stock options	3,923	-	-	-	-	3,923
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon	16,814	-	-	-	-	16,814
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	13,754	-	-	-	13,754
Share based payments – capitalized to mining interests	-	3,281	-	-	-	3,281
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	4,591	(4,591)	-	-	-	-

Balance at September 30, 2012	$466,745	$32,254	$54,590	$(5,398)	$3,812	$552,003

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to September 30, 2011:
Net income for the period	-	-	35,463	-	-	35,463
Shares issued for cash:
Exercise of stock options	5,207	-	-	-	-	5,207
Exercise of warrants	2,014	-	-	-	-	2,014
Incentive plan	21					21
Shares issued for finders’ fee	150					150
Share based payments - expensed	-	5,245	-	-	-	5,245
Share based payments – capitalized to mining interests	-	436	-	-	-	436
Income tax on expired warrants		(2,182)				(2,182)
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	6,399	(6,399)	-	-	-	-

Balance at September 30, 2011	$326,620	$17,071	$(7,206)	$-	$-	$336,485

October 1, 2011 to December 31, 2011:
Net income for the period	-	-	20,837	-	-	20,837
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	701	-	-	-	-	701
Exercise of warrants	-	-	-	-	-	-
Share based payments - expensed	-	945	-	-	-	945
Share based payments – capitalized to mining interests	-	45	-	-	-	45
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	292	(292)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334